UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

JAVELIN Mortgage Investment Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

47200B 10 4
(CUSIP Number)

KENNETH NADEL
WOLVERINE ASSET MANAGEMENT, LLC
175 W. JACKSON BLVD., SUITE 340
CHICAGO, ILLINOIS 60604
(312) 884-4400

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 26, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON WOLVERINE ASSET MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 725,089
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 725,089
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 725,089
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON WOLVERINE HOLDINGS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 730,244*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 730,244*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 730,244*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%*
14	TYPE OF REPORTING PERSON HC

* Includes (i) 4,400 shares of common stock receivable upon exercise of options issued by the Issuer and (ii) 755 shares of common stock of the Issuer.

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON WOLVERINE TRADING PARTNERS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 730,244*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 730,244*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 730,244*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%*
14	TYPE OF REPORTING PERSON CO/HC

* Includes (i) 4,400 shares of common stock receivable upon exercise of options issued by the Issuer and (ii) 755 shares of common stock of the Issuer.

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON CHRISTOPHER L. GUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 730,244*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 730,244*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 730,244*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON IN/HC

* Includes (i) 4,400 shares of common stock receivable upon exercise of options issued by the Issuer and (ii) 755 shares of common stock of the Issuer.

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON ROBERT R. BELLICK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 730,244*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 730,244*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 730,244*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%*
14	TYPE OF REPORTING PERSON IN/HC

* Includes (i) 4,400 shares of common stock receivable upon exercise of options issued by the Issuer and (ii) 755 shares of common stock of the Issuer.

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON STEVE JOUNG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,500*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

* Consists of shares held directly by Archon Capital LLC, an affiliate of Mr. Joung. Mr. Joung may be deemed to share voting and dispositive power with respect to such shares; therefore, Mr. Joung may be deemed to beneficially own such shares.

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON ERIC W. MUEHLHAUSER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON OLOF S. NELSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON NORMAN J. RICE, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON DONALD J. TRINGALI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON JOHN D. ZIEGELMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 47200B 10 4

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased for the accounts of each of Flagship and WT were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The Shares reported herein for WAM, sole member and manager, were purchased for the account of Flagship, a private investment fund managed by WAM. A total of approximately $7,048,239 was paid for the 725,089 Shares, excluding brokerage commissions.

The Shares reported herein for WH, sole member and manager, were purchased for the account of WT, an options and ETF market maker.  A total of approximately $5,192 was paid for the 755 Shares, excluding brokerage commissions. The aggregate purchase price of certain call options exercisable into 4,400 Shares beneficially owned by WT, as further described in Item 6 to the Schedule 13D, is approximately $440, excluding brokerage commissions.

The Shares purchased by Mr. Joung were purchased by an affiliate using working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in the open market with personal funds, except as otherwise noted in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 2,500 Shares beneficially owned by Mr. Joung is approximately $15,350, excluding brokerage commissions.

The Shares purchased by Mr. Rice were purchased in the open market with personal funds, except as otherwise noted in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 1,500 Shares owned directly by Mr. Rice is approximately $8,628, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 11,866,691 Shares outstanding, as of January 25, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 26, 2016.

A.	WAM

(a)	WAM, as the investment manager of Flagship, may be deemed the beneficial owner of the 725,089 Shares owned by Flagship.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 725,089
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 725,089

(c)
WAM has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares by Flagship since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 47200B 10 4

B.	WH

(a)	WH, as the sole member and manager of WAM, and the sole member and manager of WT, may be deemed the beneficial owner of the (i) 725,089 Shares owned by WAM and (ii) 5,155 Shares owned by WT.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 730,244
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 730,244

(c)
WH has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares by Flagship and WT since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	WTP

(a)	WTP, as the sole general partner of WH, may be deemed the beneficial owner of the (i) 725,089 Shares owned by WAM and (ii) 5,155 Shares owned by WT.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 730,244
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 730,244

(c)
WTP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares by Flagship and WT since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Mr. Gust

(a)	Mr. Gust, a controlling shareholder of WTP, may be deemed the beneficial owner of the (i) 725,089 Shares owned by WAM and (ii) 5,155 Shares owned by WT.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 730,244
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 730,244

(c)
Mr. Gust has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares by Flagship and WT since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 47200B 10 4

E.	Mr. Bellick

(a)	Mr. Bellick, a controlling shareholder of WTP, may be deemed the beneficial owner of the (i) 725,089 Shares owned by WAM and (ii) 5,155 Shares owned by WT.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 730,244
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 730,244

(c)
Mr. Bellick has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares by Flagship and WT since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	Mr. Joung

(a)	As of the close of business on January 26, 2016, Mr. Joung beneficially owned 2,500 Shares.1

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,500
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Joung has not entered into any transactions in the Shares since the filing of the Schedule 13D.

G.	Mr. Muehlhauser

(a)	As of the close of business on January 26, 2016, Mr. Muehlhauser did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Muehlhauser has not entered into any transactions in the Shares since the filing of the Schedule 13D.

1 Consists of shares held directly by Archon Capital LLC., an affiliate of Mr. Joung. Mr. Joung may be deemed to share voting and dispositive power with respect to such shares; therefore, Mr. Joung may be deemed to beneficially own such shares.

CUSIP NO. 47200B 10 4

H.	Mr. Nelson

(a)	As of the close of business on January 26, 2016, Mr. Nelson did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Nelson has not entered into any transactions in the Shares since the filing of the Schedule 13D.

I.	Mr. Rice

(a)	As of the close of business on January 26, 2016, Mr. Rice directly owned 1,500 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,500
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Rice since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

J.	Mr. Tringali

(a)	As of the close of business on January 26, 2016, Mr. Tringali did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Tringali has not entered into any transactions in the Shares since the filing of the Schedule 13D.

CUSIP NO. 47200B 10 4

K.	Mr. Ziegelman

(a)	As of the close of business on January 26, 2016, Mr. Ziegelman did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ziegelman has not entered into any transactions in the Shares since the filing of the Schedule 13D.

As of the close of business on January 26, 2016, the Reporting Persons collectively beneficially owned an aggregate of 734,244 Shares, constituting approximately 6.2% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons, Flagship and WT is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP NO. 47200B 10 4

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 27, 2016

WOLVERINE ASSET MANAGEMENT, LLC

By:	/s/ Christopher L. Gust
	Name:	Christopher L. Gust
	Title:	Chief Investment Officer

WOLVERINE HOLDINGS, L.P.

By:	/s/ Christopher L. Gust
	Name:	Christopher L. Gust
	Title:	Managing Director

WOLVERINE TRADING PARTNERS, INC.

By:	/s/ Christopher L. Gust
	Name:	Christopher L. Gust
	Title:	Authorized signatory

By:	/s/ Christopher L. Gust
	Name:	Christopher L. Gust

By:	/s/ Robert R. Bellick
	Name:	Robert R. Bellick

CUSIP NO. 47200B 10 4

By:	/s/ John D. Ziegelman
	Name:	John D. Ziegelman

By:	/s/ Eric W. Muehlhauser
	Name:	Eric W. Muehlhauser

By:	/s/ Steve Joung
	Name:	Steve Joung

By:	/s/ Olof S. Nelson
	Name:	Olof S. Nelson

By:	/s/ Norman J. Rice, III
	Name:	Norman J. Rice, III

By:	/s/ Donald J. Tringali
	Name:	Donald J. Tringali

CUSIP NO. 47200B 10 4

SCHEDULE A

Transactions in the Shares since the filing of the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

WOLVERING ASSET MANAGEMENT, LLC (THROUGH WOLVERINE FLAGSHIP FUND TRADING LIMITED)

Purchase of Common Stock	100	5.8800	12/15/2015
Purchase of Common Stock	300	5.9299	12/15/2015
Purchase of Common Stock	800	6.1100	12/15/2015
Purchase of Common Stock	600	6.0700	12/15/2015
Purchase of Common Stock	800	6.0600	12/15/2015
Purchase of Common Stock	800	6.0400	12/15/2015
Purchase of Common Stock	1,100	6.1500	12/15/2015
Purchase of Common Stock	400	6.1400	12/15/2015
Purchase of Common Stock	100	6.1700	12/15/2015
Purchase of Common Stock	700	6.2400	12/15/2015
Purchase of Common Stock	959	6.2200	12/15/2015
Purchase of Common Stock	800	6.2500	12/16/2015
Purchase of Common Stock	700	6.2400	12/16/2015
Purchase of Common Stock	788	6.2200	12/16/2015
Purchase of Common Stock	1,000	6.1700	12/16/2015
Purchase of Common Stock	1,500	6.2300	12/16/2015
Purchase of Common Stock	1,700	6.2100	12/16/2015
Purchase of Common Stock	1,493	6.1900	12/16/2015
Purchase of Common Stock	594	6.1800	12/16/2015
Purchase of Common Stock	100	6.2000	12/16/2015
Purchase of Common Stock	600	6.1400	12/16/2015
Purchase of Common Stock	200	6.4200	12/17/2015
Purchase of Common Stock	200	6.4100	12/17/2015
Purchase of Common Stock	1,400	6.3900	12/17/2015
Purchase of Common Stock	1,000	6.3800	12/17/2015
Purchase of Common Stock	1,402	6.3600	12/17/2015
Purchase of Common Stock	200	6.3700	12/17/2015
Purchase of Common Stock	1,144	6.3500	12/17/2015
Purchase of Common Stock	800	6.6200	12/18/2015
Purchase of Common Stock	400	6.6100	12/18/2015
Purchase of Common Stock	1,081	6.5900	12/18/2015
Purchase of Common Stock	2,400	6.5600	12/18/2015
Purchase of Common Stock	1,227	6.5500	12/18/2015
Purchase of Common Stock	1,133	6.5400	12/18/2015
Purchase of Common Stock	800	6.5200	12/18/2015
Purchase of Common Stock	1,645	6.5800	12/18/2015
Purchase of Common Stock	1,300	6.5700	12/18/2015

CUSIP NO. 47200B 10 4

Purchase of Common Stock	400	6.5100	12/18/2015
Purchase of Common Stock	600	6.5000	12/18/2015
Purchase of Common Stock	200	6.4600	12/18/2015
Purchase of Common Stock	500	6.4800	12/18/2015
Purchase of Common Stock	1,100	6.4100	12/18/2015
Purchase of Common Stock	400	6.4200	12/18/2015
Purchase of Common Stock	100	6.4300	12/18/2015
Purchase of Common Stock	200	6.4000	12/18/2015
Purchase of Common Stock	714	6.3900	12/18/2015
Purchase of Common Stock	200	6.6800	12/22/2015
Purchase of Common Stock	1	6.6600	12/23/2015
Purchase of Common Stock	600	6.7000	12/23/2015
Purchase of Common Stock	800	6.6800	12/23/2015
Purchase of Common Stock	320	6.6500	12/23/2015
Purchase of Common Stock	105	6.6400	12/23/2015
Purchase of Common Stock	200	6.6300	12/23/2015
Purchase of Common Stock	800	6.5700	12/24/2015
Purchase of Common Stock	200	6.5300	12/24/2015
Purchase of Common Stock	400	6.4400	12/30/2015
Purchase of Common Stock	392	6.4100	12/30/2015
Purchase of Common Stock	500	6.4200	12/30/2015
Purchase of Common Stock	400	6.3300	12/31/2015
Purchase of Common Stock	400	6.3400	12/31/2015
Purchase of Common Stock	400	6.3100	12/31/2015
Purchase of Common Stock	400	6.2900	12/31/2015
Purchase of Common Stock	400	6.2800	12/31/2015
Purchase of Common Stock	500	6.2700	12/31/2015
Purchase of Common Stock	500	6.2600	12/31/2015
Purchase of Common Stock	391	6.2500	12/31/2015
Purchase of Common Stock	100	6.2100	12/31/2015
Purchase of Common Stock	1,000	6.1900	12/31/2015
Purchase of Common Stock	104	6.1600	12/31/2015
Purchase of Common Stock	104	6.1500	12/31/2015
Purchase of Common Stock	500	6.1700	12/31/2015
Purchase of Common Stock	403	6.2200	12/31/2015
Purchase of Common Stock	103	6.2000	12/31/2015
Purchase of Common Stock	400	6.2300	12/31/2015
Purchase of Common Stock	400	6.7300	01/05/2016
Purchase of Common Stock	1	6.7200	01/05/2016
Purchase of Common Stock	400	6.7800	01/06/2016
Purchase of Common Stock	100	6.7700	01/06/2016
Purchase of Common Stock	100	6.7200	01/07/2016
Purchase of Common Stock	700	6.7800	01/07/2016
Purchase of Common Stock	127	6.7500	01/07/2016
Purchase of Common Stock	100	6.7100	01/07/2016
Purchase of Common Stock	170	6.7000	01/07/2016
Purchase of Common Stock	300	6.6700	01/07/2016
Purchase of Common Stock	100	6.6100	01/07/2016
Purchase of Common Stock	300	6.6400	01/07/2016
Purchase of Common Stock	100	6.6500	01/07/2016

CUSIP NO. 47200B 10 4

Purchase of Common Stock	301	6.7100	01/08/2016
Purchase of Common Stock	100	6.7000	01/08/2016
Purchase of Common Stock	800	6.6800	01/08/2016
Purchase of Common Stock	600	6.6700	01/08/2016
Purchase of Common Stock	200	6.6900	01/08/2016
Purchase of Common Stock	500	6.6400	01/08/2016
Purchase of Common Stock	315	6.6300	01/08/2016
Purchase of Common Stock	600	6.6200	01/08/2016
Purchase of Common Stock	50	6.7400	01/08/2016
Purchase of Common Stock	400	6.7300	01/08/2016
Purchase of Common Stock	300	6.6400	01/11/2016
Purchase of Common Stock	696	6.6000	01/11/2016
Purchase of Common Stock	300	6.6100	01/11/2016
Purchase of Common Stock	1,100	6.5900	01/11/2016
Purchase of Common Stock	1,200	6.5500	01/11/2016
Purchase of Common Stock	414	6.5100	01/11/2016
Purchase of Common Stock	1,085	6.4900	01/11/2016
Purchase of Common Stock	388	6.4800	01/11/2016
Purchase of Common Stock	400	6.4700	01/11/2016
Purchase of Common Stock	400	6.3100	01/12/2016
Purchase of Common Stock	400	6.3200	01/12/2016
Purchase of Common Stock	800	6.4700	01/12/2016
Purchase of Common Stock	800	6.3200	01/13/2016
Purchase of Common Stock	1,200	6.3100	01/13/2016
Purchase of Common Stock	300	6.2800	01/13/2016
Purchase of Common Stock	100	6.2700	01/13/2016
Purchase of Common Stock	600	6.2500	01/13/2016
Purchase of Common Stock	100	6.2000	01/13/2016
Purchase of Common Stock	600	6.2200	01/13/2016
Purchase of Common Stock	700	6.0800	01/13/2016
Purchase of Common Stock	200	6.0700	01/13/2016
Purchase of Common Stock	100	6.0500	01/13/2016
Purchase of Common Stock	300	6.0600	01/13/2016
Purchase of Common Stock	300	6.0300	01/13/2016
Purchase of Common Stock	700	6.1100	01/13/2016
Purchase of Common Stock	448	6.1000	01/13/2016
Purchase of Common Stock	300	6.0900	01/13/2016
Purchase of Common Stock	43	6.0600	01/14/2016
Purchase of Common Stock	200	6.1800	01/14/2016
Purchase of Common Stock	500	6.1900	01/14/2016
Purchase of Common Stock	122	6.1600	01/14/2016
Purchase of Common Stock	300	6.1700	01/14/2016
Purchase of Common Stock	115	6.2400	01/14/2016
Purchase of Common Stock	18	6.2100	01/14/2016
Purchase of Common Stock	200	6.1800	01/15/2016
Purchase of Common Stock	100	6.1900	01/15/2016
Purchase of Common Stock	400	6.1400	01/15/2016
Purchase of Common Stock	700	6.1200	01/15/2016
Purchase of Common Stock	289	6.1100	01/15/2016
Purchase of Common Stock	200	6.0900	01/15/2016

CUSIP NO. 47200B 10 4

Purchase of Common Stock	799	6.0600	01/15/2016
Purchase of Common Stock	1,481	6.0800	01/15/2016
Purchase of Common Stock	500	6.0700	01/15/2016
Purchase of Common Stock	1,000	6.0300	01/15/2016
Purchase of Common Stock	100	6.0500	01/15/2016
Purchase of Common Stock	400	6.0400	01/15/2016
Purchase of Common Stock	400	6.0000	01/15/2016
Purchase of Common Stock	800	6.0200	01/15/2016
Purchase of Common Stock	125	6.0100	01/15/2016
Purchase of Common Stock	100	6.0900	01/19/2016
Purchase of Common Stock	1,201	6.0500	01/19/2016
Purchase of Common Stock	800	6.0600	01/19/2016
Purchase of Common Stock	600	6.0400	01/19/2016
Purchase of Common Stock	1,300	6.0100	01/19/2016
Purchase of Common Stock	100	6.0000	01/19/2016
Purchase of Common Stock	300	6.0200	01/19/2016
Purchase of Common Stock	100	6.0300	01/19/2016
Purchase of Common Stock	800	5.9100	01/19/2016
Purchase of Common Stock	100	5.8500	01/19/2016
Purchase of Common Stock	800	5.7500	01/20/2016
Purchase of Common Stock	800	5.7100	01/20/2016
Purchase of Common Stock	700	5.6900	01/20/2016
Purchase of Common Stock	25	5.6200	01/20/2016
Purchase of Common Stock	700	5.5300	01/20/2016
Purchase of Common Stock	1,200	5.5000	01/20/2016
Purchase of Common Stock	800	5.4400	01/20/2016
Purchase of Common Stock	1,300	5.3300	01/20/2016
Purchase of Common Stock	800	5.3000	01/20/2016
Purchase of Common Stock	805	5.2700	01/20/2016
Purchase of Common Stock	600	5.1500	01/20/2016
Purchase of Common Stock	223	5.1100	01/20/2016
Purchase of Common Stock	600	5.1400	01/20/2016
Purchase of Common Stock	100	5.1200	01/20/2016
Purchase of Common Stock	890	5.1700	01/20/2016
Purchase of Common Stock	400	5.1800	01/20/2016
Purchase of Common Stock	200	5.2000	01/20/2016
Purchase of Common Stock	400	5.3700	01/20/2016
Purchase of Common Stock	450	5.2900	01/20/2016
Purchase of Common Stock	500	5.2800	01/20/2016
Purchase of Common Stock	2,100	5.3400	01/20/2016
Purchase of Common Stock	2,300	5.3500	01/20/2016
Purchase of Common Stock	897	5.3200	01/20/2016
Purchase of Common Stock	500	5.3600	01/20/2016
Purchase of Common Stock	800	5.4200	01/20/2016
Purchase of Common Stock	251	5.4900	01/20/2016
Purchase of Common Stock	800	5.5100	01/20/2016
Purchase of Common Stock	59	5.4800	01/20/2016
Purchase of Common Stock	405	5.5000	01/21/2016
Purchase of Common Stock	100	5.7100	01/21/2016
Purchase of Common Stock	800	5.8300	01/21/2016

CUSIP NO. 47200B 10 4

Purchase of Common Stock	600	5.8200	01/21/2016
Purchase of Common Stock	800	5.8000	01/21/2016
Purchase of Common Stock	100	5.7800	01/21/2016
Purchase of Common Stock	100	5.6800	01/21/2016
Purchase of Common Stock	400	5.7000	01/21/2016
Purchase of Common Stock	100	5.6700	01/21/2016
Purchase of Common Stock	700	5.6000	01/21/2016
Purchase of Common Stock	100	5.5800	01/21/2016
Purchase of Common Stock	276	5.5600	01/21/2016
Purchase of Common Stock	200	5.5700	01/21/2016
Purchase of Common Stock	300	5.5400	01/21/2016
Purchase of Common Stock	205	5.5300	01/21/2016
Purchase of Common Stock	600	5.8100	01/22/2016
Purchase of Common Stock	300	5.8600	01/22/2016
Purchase of Common Stock	111	5.8300	01/22/2016
Purchase of Common Stock	900	5.7800	01/22/2016
Purchase of Common Stock	400	5.7700	01/22/2016
Purchase of Common Stock	400	5.7500	01/22/2016
Purchase of Common Stock	200	5.8700	01/22/2016
Purchase of Common Stock	135	5.8800	01/22/2016
Purchase of Common Stock	328	5.9000	01/22/2016
Purchase of Common Stock	300	5.8900	01/22/2016
Purchase of Common Stock	300	5.8100	01/25/2016
Purchase of Common Stock	800	5.8000	01/25/2016
Purchase of Common Stock	100	5.7600	01/25/2016
Purchase of Common Stock	1,300	5.7800	01/25/2016
Purchase of Common Stock	1,100	5.7300	01/25/2016
Purchase of Common Stock	400	5.7200	01/25/2016
Purchase of Common Stock	800	5.7100	01/25/2016
Purchase of Common Stock	200	5.7000	01/25/2016
Purchase of Common Stock	200	5.7400	01/26/2016
Purchase of Common Stock	300	5.7500	01/26/2016
Purchase of Common Stock	1,344	5.7600	01/26/2016
Purchase of Common Stock	777	5.8100	01/26/2016
Purchase of Common Stock	500	5.7800	01/26/2016
Purchase of Common Stock	800	5.7300	01/26/2016

WOLVERINE HOLDINGS, L.P. (THROUGH WOLVERINE TRADING, LLC)

Sale of Common Stock (1)	(500)	5.0000	12/11/2015
Sale of Common Stock (2)	(100)	7.5000	12/14/2015
Purchase of Common Stock	780	6.2200	12/15/2015
Sale of Common Stock	(175)	6.5770	12/18/2015
Purchase of Common Stock	66	6.5455	12/18/2015
Sale of Common Stock (3)	(100)	5.0000	01/12/2016
Purchase of Common Stock	56	5.5500	01/21/2016

CUSIP NO. 47200B 10 4

NORMAN J. RICE, III

Purchase of Common Stock	400	5.8000	12/14/2015
Purchase of Common Stock	1,000	5.7300	12/14/2015
Purchase of Common Stock	100	5.7750	12/14/2015

_______
1 Represents the assignment of certain February 19, 2016 $5.00 call options exercised on December 11, 2015 by Wolverine Trading, LLC.

2 Represents the exercise of certain December 18, 2015 $7.50 put options exercised on December 14, 2015 by Wolverine Trading, LLC.

3 Represents the assignment of certain February 19, 2016 $5.00 call options exercised on January 12, 2016 by Wolverine Trading, LLC.